Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

            Attention Business Editors:
            Oyu Tolgoi Investment Agreement Finalized

            VANCOUVER, March 31 /CNW/ - Entree Gold Inc. (TSX:ETG; NYSE AMEX:EGI;
Frankfurt:EKA - "Entree" or the "Company") welcomes the finalization of the landmark Investment Agreement between the Mongolian Government, Rio Tinto
(NYSE: RTP; LSE: RIO.L; ASX: RIO.AX - "Rio"); and Oyu Tolgoi LLC, the
Mongolian subsidiary of Ivanhoe Mines Ltd. (TSX:IVN; NYSE:IVN; NASDAQ:IVN -
collectively "Ivanhoe Mines") that will be owned 66% by Ivanhoe Mines and 34%
by the Mongolian government.
            Greg Crowe, President and CEO of Entree stated: "This historic agreement marks the beginning of a new era in Mongolia. The construction and operations for the Oyu Tolgoi mining complex, which includes the Entree-Ivanhoe Joint
Venture Property, are important to the future economic development of the country. A project of this magnitude will create thousands of jobs, both directly and indirectly, for the Mongolian people and provide stability for years to come. Settling this agreement is the next step necessary to access the riches of this exceptional copper-gold deposit for the benefit of Mongolia and the stakeholders that have been long term supporters of this project."
            Entree is expected to benefit from the stability provided by this agreement, which has a term of 30 years with a possible 20 year extension, throughout the construction and development of this world class project in conjunction with its partners, Rio Tinto and Ivanhoe Mines.
            For more information on this historic agreement please see the news releases issued by Rio Tinto and Ivanhoe Mines on March 31, 2010.

            ABOUT ENTREE GOLD INC.

            Entree Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of gold and copper prospects. The
Company flagship property is in Mongolia, where it holds two mining licences
(Shivee Tolgoi and Javhlant) and one exploration licence (Togoot) comprising the 179,590 hectare Lookout Hill property. The application to convert the
Togoot licence to a mining licence is currently under review. Lookout Hill completely surrounds the 8,500-hectare Oyu Tolgoi project of Ivanhoe Mines, and hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit.
            Under the terms of the joint venture, Entree is carried through to production, at its election, by debt financing from Ivanhoe Mines with interest accruing at Ivanhoe Mines' actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from its sale of product. Such amounts will be applied first to payment of accrued interest and then to repayment of principal. Available cash flow means all net proceeds of sale of Entree's share of products in a month less Entree's share of costs of operations for the month.
            The Company continues to explore its large landholdings in Mongolia, including the coal discovery Nomkhon Bohr. Entree is also evaluating new opportunities throughout the region and elsewhere in Asia. Entree is exploring the Huaixi copper project in Zhejiang Province in China, under the terms of an agreement with the No. 11 Geological Brigade.
            In North America, the Company is exploring for porphyry-related copper systems in Arizona and New Mexico under an agreement with Empirical Discovery
LLC. In 2009, Entree optioned two large contiguous properties, Blackjack and
Roulette, in the Yerington porphyry copper district of Nevada through option agreements with HoneyBadger Exploration Ltd. and Bronco Creek Exploration Inc.
In November 2009, Entree announced an agreement with PacMag Metals Limited to implement Australian Schemes of Arrangement to acquire all of the issued shares and options of PacMag. PacMag holds the rights to land contiguous with the Blackjack and Roulette properties and hosts the Ann Mason deposit. In
British Columbia, Entree has the right to earn 100% interest in the early stage copper-molybdenum Crystal property through an agreement with Taiga
Consultants Ltd.
            The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits. With a treasury in excess of C$40 million, the Company is well funded for future activities.
            Rio Tinto and Ivanhoe Mines are major shareholders of Entree, holding approximately 15% and 14% of issued and outstanding shares, respectively.

            This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may",
"should", "expects", "plans", "anticipates", "believes", "estimates",
"predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. Such statements include those relating to the development of the Oyu Tolgoi project. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

            While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the
Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled "Risk Factors" in the Company's periodic filings with the
British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

            %CIK: 0001271554

            /For further information: Monica Hamm, Manager, Investor Relations,
Entree Gold Inc., Tel: (604) 687-4777, Toll Free: (866) 368-7330, E-mail:
mhamm(at)entreegold.com/
            (ETG. EGI EGI)

CO:  Entree Gold Inc.

CNW 11:28e 31-MAR-10